EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is attached, and any amendments thereto, shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Each of the undersigned acknowledges that, under Rule 13d-1(k), each reporting person is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such reporting person contained therein.

Each of the undersigned further acknowledges that no reporting person is responsible for the completeness or accuracy of the information concerning the other reporting person, except to the extent such reporting person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Dated: October 1, 2026

Alpine Fox, LP

By: Alpine Fox Capital LLC, its general partner

By: Michael Alfred
Michael Alfred (Oct 1, 2026 09:42:20 PDT)
Name: Michael Alfred
Title: Manager

Alpine Fox Capital LLC

By: Michael Alfred
Michael Alfred (Oct 1, 2026 09:42:20 PDT)
Name: Michael Alfred
Title: Manager